Exhibit 99.1

GFL Environmental and SECUE Waste Infrastructure announce acquisition by GFL, further expanding and densifying GFL’s Western Canadian footprint

•	Unique opportunity to acquire a leading waste management provider in Western Canada

•	Immediately accretive, increasing Adjusted Free Cash Flow(1) per share by 12% to 15%

•	Highly attractive financial profile, increasing Adjusted EBITDA margin(1) to 31.6% and Adjusted Free Cash Flow(1) conversion to between 40.5% and 42.5% on a pro forma basis

•	Net Leverage(1) neutral acquisition providing GFL with enhanced scale and balance sheet flexibility

•	Purchase price of $24.75 per SECURE common share delivers immediate value to SECURE shareholders

•	Enhances potential for broader future equity index inclusion

MIAMI BEACH, FL/CALGARY, AB, April 13, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”) and SECURE Waste Infrastructure Corp. (“SECURE”) (TSX: SES) today announced that they have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which GFL has agreed to acquire all of the issued and outstanding common shares of SECURE for $24.75 per SECURE common share, representing an enterprise value of approximately $6.4 billion (the “Transaction”). The consideration for the Transaction will be satisfied through a combination of 80% in GFL subordinate voting shares and 20% in cash. The Transaction will be implemented through a plan of arrangement under the Business Corporations Act (Alberta).

The purchase price of $24.75 per SECURE common share represents a premium of 23% to the volume weighted average price of the common shares of SECURE for the 60 trading days ending April 10, 2026. Under the terms of the Transaction, SECURE common shareholders will receive, at their election, (i) $24.75 in cash, (ii) 0.4195 of a GFL subordinate voting share or (iii) a combination of $4.95 in cash and 0.3356 of a GFL subordinate voting share, for each SECURE common share held, subject to pro-ration, based on a maximum amount of GFL subordinate voting shares and maximum amount of cash as set out in the plan of arrangement, such that the aggregate consideration paid to SECURE common shareholders will consist of 80% GFL subordinate voting shares and 20% cash.

The transaction is fully financed and is not subject to any financing conditions.

SECURE operates a large scale, diversified waste management platform in Western Canada and North Dakota through its vertically integrated network of assets across over 80 locations, including 12 landfills, 55 waste treatment facilities, 12 recycling facilities, 98 injection wells and 5 transfer stations. SECURE’s operations are supported by a proven management team and over 2,000 employees.

“The acquisition of SECURE will provide us with a highly complementary network of permitted waste processing and disposal assets that will densify our footprint in Western Canada, significantly enhance our scale and expand our ability to offer customers a full suite of waste management services”, said Patrick Dovigi, Founder and CEO of GFL.

Mr. Dovigi continued, “The transaction reinforces GFL’s goal of creating long-term equity value for our shareholders and is expected to significantly accelerate the achievement of the multi-year financial targets we outlined at our Investor Day in early 2025. The high-quality portfolio of acquired assets coupled with SECURE’s strong operating margins and lower maintenance capital intensity are expected to increase Adjusted EBITDA margin(1) to 31.6% and Adjusted Free Cash Flow(1) conversion to between 40.5% and 42.5%. The transaction is also expected to be immediately accretive to Adjusted Free Cash Flow(1) per share by 12% to 15%. Our significantly enhanced scale following the acquisition will allow us to materially increase our capital deployment capacity while maintaining our targeted year end Net Leverage(1) in the low-to-mid 3s. Additionally, the transaction increases GFL’s float weighted market capitalization which provides greater liquidity and enhances potential for broader future equity index inclusion.”

“With this transaction, we have delivered to SECURE shareholders an immediate premium to market value, crystalizing the intrinsic value in our shares and delivering approximately $5.5 billion of equity value to shareholders”, said Mick Dilger, Chairman of the Board of Directors of SECURE (the “SECURE Board”). “We have long respected how Patrick and his team have grown GFL over the years and believe that the 16% ownership interest that SECURE common shareholders will retain in the combined company will provide shareholders with meaningful upside as GFL continues to execute on its growth strategy.”

“The transaction will combine SECURE’s hard to replicate infrastructure network with GFL’s broader platform, strengthening GFL’s ability to capture more waste streams across the value chain,” said Allen Gransch, President and CEO of SECURE. “We look forward to joining the GFL team on closing and working together to further unlock value for all shareholders.”

Mr. Dovigi concluded, “We are excited that Allen and SECURE’s other senior management will continue to lead the business following closing as both employees and shareholders of GFL. We look forward to welcoming the over 2,000 SECURE employees to the GFL family.”

The Transaction has been unanimously approved by the Board of Directors of both companies. Angelo, Gordon & Co. LP and Solus Alternative Asset Management LP, which collectively own approximately 20% of the issued and outstanding SECURE common shares, together with the directors and senior officers of SECURE who collectively own approximately 2% of the issued and outstanding SECURE common shares, have entered into customary voting and support agreements pursuant to which they have agreed to vote all of their SECURE common shares in favor of the Transaction at a special meeting of shareholders which is expected to be held in late May 2026 (the “Special Meeting”).

SECURE Special Committee and Board Recommendations

In connection with the Transaction, the SECURE Board established a special committee (the “Special Committee”), comprised entirely of independent directors, to, among other matters, review the terms of the Transaction and consider potential alternatives available to SECURE. The Special Committee, after considering the terms of the proposed Transaction in detail and upon receipt of advice from external legal counsel and the advice and fairness opinion from its financial advisor, unanimously recommended to the SECURE Board, among other things, that the SECURE Board approve the proposed Transaction.

The SECURE Board, informed in part by the recommendation of the Special Committee, and after considering the terms of the proposed Transaction in detail and receiving advice from external legal counsel and advice from its financial advisors and a fairness opinion, unanimously: (i) determined that the consideration to be received by the SECURE common shareholders pursuant to the Transaction is fair, from a financial point of view, and that the Transaction is in the best interests of SECURE; (ii) resolved to unanimously recommend that the SECURE common shareholders vote in favor of the Transaction; and (iii) authorized the entering into of the Arrangement Agreement and the performance by SECURE of its obligations under the Arrangement Agreement.

RBC Capital Markets provided a verbal independent fairness opinion to the SECURE Board and ATB Cormark Capital Markets provided a verbal independent fairness opinion to the Special Committee, in each case, to the effect that, based upon and subject to the various matters, limitations and qualifications and assumptions stated in each such opinion, the consideration to be received by the SECURE common shareholders pursuant to the Transaction is fair, from a financial point of view, to the SECURE common shareholders.

(1)	A non-IFRS measure; see “Non-IFRS Measures” below for an explanation of the composition of non-IFRS measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures.

Financing Plan

GFL has obtained fully committed financing for the Transaction through a bridge facility which can be used, together with cash on hand and capacity under its revolving credit facility, to fund the cash component of the Transaction. GFL will evaluate other long-term strategic and opportunistic financing opportunities as they present themselves. GFL expects to maintain its current credit rating profile following the closing of the Transaction.

Transaction Details

The Transaction requires approval by at least: (i) 66 2/3% of the votes cast by SECURE common shareholders represented in person or by proxy at the Special Meeting; and (ii) a simple majority of the votes cast by SECURE common shareholders represented in person or by proxy at the Special Meeting, excluding those votes attached to SECURE common shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Details of the Transaction and the required SECURE common shareholder approval will be included in an information circular (“Circular”) that SECURE expects to mail to the SECURE common shareholders and file on SEDAR+ at www.sedarplus.ca in late April 2026. All holders of SECURE common shares are urged to read the Circular once available as it will contain additional important information concerning the Transaction, including the deadline for making elections to receive cash and/or GFL subordinate voting shares.

The Transaction is expected to close in the second half of 2026, subject to the satisfaction of customary closing conditions, including court approval, regulatory approvals and approval by SECURE shareholders, as further detailed in the Arrangement Agreement, a copy of which will be filed on GFL’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and SECURE’s profile on SEDAR+ at www.sedarplus.ca.

The Arrangement Agreement includes customary deal protection provisions, including that SECURE has agreed not to solicit or initiate any discussions regarding any other transaction, subject to customary “fiduciary out” rights to respond to a superior proposal. SECURE has also granted GFL a right-to-match any superior proposal and will pay a termination fee of $200 million to GFL if the Arrangement Agreement is terminated in certain circumstances. GFL has agreed to pay an expense reimbursement fee of up to $20 million to SECURE if the Arrangement Agreement is terminated in certain circumstances.

Following completion of the Transaction, it is expected that the SECURE common shares will be delisted from the TSX and SECURE will cease to be a reporting issuer under Canadian securities laws.

Conference Call

GFL and SECURE will hold a conference call to discuss the Transaction on April 13, 2026 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto GFL’s Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 194824) approximately 15 minutes prior to the scheduled start time.

Participants who will be dialing in are encouraged to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login/LE9zwo4AM07bxjk133DnH3hdaWqFuBeb9yC. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

Advisors

Barclays is acting as financial advisor to GFL and Stikeman Elliott LLP is acting as legal counsel to GFL in connection with the Transaction.

Moelis & Company LLC and RBC Capital Markets are acting as financial advisors to SECURE. McCarthy Tétrault LLP is acting as lead Canadian legal counsel to SECURE in connection with the Transaction, with Bennett Jones LLP acting as Canadian competition counsel to SECURE.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

About SECURE

SECURE is a leading waste management and energy infrastructure business headquartered in Calgary, Alberta. SECURE's Waste Management segment is centered on a network of long-life, permitted processing, recovery, and disposal infrastructure across Western Canada and North Dakota that plays an essential role in the safe, efficient, and environmentally responsible management of waste generated by energy and industrial activity. Processing activities optimize the handling of hazardous and non-hazardous liquids, solids, emulsions, and industrial by-products, while recovery activities enable the recycling of metals and recovered oil, and disposal assets provide compliant, long-term solutions for residual waste. SECURE's Energy Infrastructure segment consists of crude oil terminals and storage facilities, and pipeline-connected infrastructure that enable the optimization, terminalling, storage and movement of crude oil and natural gas liquids to market, including value-adding marketing and optimization activities.

Forward-Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the expected financial and other benefits of the Transaction to GFL and SECURE shareholders, GFL’s expected credit rating profile, growth plans and leverage, the expected timing of closing, the timing for when SECURE expects to hold a special meeting of SECURE common shareholders to approve the Transaction and the mailing of the Circular in respect thereof, and the consideration to be received by SECURE shareholders pursuant to the Transaction. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities and the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Without limiting the foregoing, there can be no assurance that the Transaction will be completed, or if so on the terms currently contemplated and as beneficial to the combined company as is anticipated by such forward looking information.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favorable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect the forward-looking information contained herein can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025, GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada, SECURE's Annual Information Form for the year ended December 31, 2025 and from time to time in filings made by SECURE with securities regulatory authorities. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made) and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

“EBITDA” represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

“Adjusted EBITDA” is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. For the year ended December 31, 2025, change in value on Call Option has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

“Adjusted EBITDA margin” represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

“Acquisition EBITDA” represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

“Run-Rate EBITDA” represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

“Net Leverage” is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

“Adjusted Cash Flows from Operating Activities” represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) incremental cash flow adjustment related to corporate costs attributable to discontinued operations, (c) transaction costs, (d) acquisition, rebranding and other integration costs, (e) Founder/CEO remuneration, (f) cash payments related to GFL Environmental Services transition services agreement, (g) cash taxes related to divestitures, (h) cash interest paid on early termination of long-term debt and (i) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the year ended December 31, 2025, cash payments related to GFL Environmental Services transition services agreement and cash interest paid on early termination of long-term debt have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid in the prior period. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

“Adjusted Free Cash Flow” represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

All references to “$” in this press release are to Canadian dollars.

For more information:

GFL:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com

SECURE:

Allen Gransch, President and Chief Executive Officer;
Chad Magus, Chief Financial Officer,
Phone: (403) 984-6100, Email: ir@secure.ca,
Website: www.secure.ca